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                          June 7, 2024

       David Rosa
       Chief Executive Officer
       NeuroOne Medical Technologies Corporation
       7599 Anagram Dr.
       Eden Prairie, MN 55344

                                                        Re: NeuroOne Medical
Technologies Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed May 31, 2024
                                                            File No. 333-279871

       Dear David Rosa:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Emily Johns